Origin Agritech Limited

No. 21 Sheng Ming Yuan Road

Changping District, Beijing 102206

January 17, 2014

David R. Humphrey, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Origin Agritech Limited

Form 20-F for the year ended September 30, 2012

Filed January 10, 2013

File No. 000-51576

Dear Mr. Humphrey:

I am responding to your letter to Origin Agritech Limited, dated November 27, 2013. We have reproduced the comments of the Staff from that letter below, and below each we have provided the company response.

If you have need to contact our SEC counsel in the United States, please contact Andrew D. Hudders, Golenbock Eiseman Assor Bell & Peskoe LLC, at ahudders@golenbock.com or 212-907-7349.

Financial Statements

Note 10. Equity Method Investments, page F-26

1.	We note from your response letter, dated November 18, 2013, that you have concluded the third condition of Rule 1-02(w) of Regulation S-X is met. As such, separate audited financial statements of Liyu are required under Rule 3-09 of Regulation S-X. Please file an amended Form 20-F that includes these required financial statements.

Response

The Company filed a revised Form 20-F, by amendment number two, on January 10, 2014, which included the separate audited financial statements of Liyu, as required by Rule 3-09 of Regulation S-X.

In connection with our response to the comments of the Staff of the SEC made above, we iterate the company acknowledgement that:

•      the company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 10;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•      the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/S/ James CHEN

James Chen, CFO

james.chen@originseed.com.cn